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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 5)*


                      P.A.M. Transportation Services, Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                           $.01 par value Common Stock
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693149106
                ------------------------------------------------
                                 (CUSIP Number)


Filed pursuant to Rule 13d-2(b).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      (Continued on the following page(s))

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CUSIP NO.   693149106                     13G          PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Robert W. Weaver
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                          340,428
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                           -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                         340,428
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                     -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              340,428
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 3.9
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                 IN
          ---------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1(a).     Name of Issuer.

               P.A.M. Transportation Services, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               Highway 412 West, P.O. Box 188, Tontitown, Arkansas 72770

Item 2(a).     Name of Person Filing.

               Robert W. Weaver

Item 2(b).     Address of Principal Business Office or, if none, Residence.

               Highway 412 West, P.O. Box 188, Tontitown, Arkansas 72770

Item 2(c).     Citizenship.

               United States

Item 2(d).     Title of Class of Securities.

               $.01 par value Common Stock

Item 2(e).     CUSIP Number.

               693149106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable

Item 4(a).     Amount Beneficially Owned as of February 12, 2002.

               340,428 shares of Common Stock, including 30,000 shares subject to presently exercisable stock options.

Item 4(b).     Percent of Class.

               3.9%


                                  Page 3 of 5

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Item 4(c).     Number of Shares as to Which Such Person has Sole or Shared
               Voting and Dispositive Power.

               Mr. Weaver has both sole voting power and sole dispositive power with respect to all 340,428 shares of Common Stock beneficially owned by him.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               Not Applicable


                                   Page 4 of 5

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                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 2002                    /s/ Robert W. Weaver
       -------------------                  --------------------------------
                                            Robert W. Weaver





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